September 14, 2005


     Mail Stop 4561
Edward Choi
So-Hyun Park
IR Team
Kookmin Bank
36-3 Yeoido-dong
Yeongdeungpo-gu
Seoul 150-758, Korea

      Re:	Kookmin Bank
		Form 20-F for the period ended December 31, 2004
		File No. 1-15258

Dear Mr. Choi:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Allowance for Loan Losses, page F-15

1. We note your procedures for charge-off approval under U.S. GAAP as described on page 77. Please provide us with the following information:

* describe your procedures for charge-off approval for unsecured retail loans; and

* for your corporate and unsecured retail loans, tell us whether your procedures cause a delay in the time period between when a loan is identified for charge-off and when the loan is actually charged off.
In addition, tell us the typical number of days in any delay.



2. Your table on page 75 indicates that of your total allowance for loan losses as of December 31, 2002, 2003 and 2004, you determined that (won) 5,195 billion, (won) 5,772 billion and (won) 4,461 billion, respectively, were your best estimates of the amounts of losses incurred on your loan portfolio. We also note that gross charge-offs recorded in 2003 and 2004 significantly exceeded your best estimates of the amounts of losses incurred on your loan portfolio as of December 31, 2002 and 2003. Please provide us with the following information:

* tell us how your allowance methodology as of December 31, 2002, 2003 and 2004 captured estimated losses incurred prior to year-end but charged off in subsequent periods;

* tell us the specific assumptions that you used to estimate losses on these loans;

* tell us whether the methodology or assumptions used to determine estimated losses changed during 2002, 2003 or 2004; and

* tell us how you determined that the level of allowance was appropriate as of December 31, 2002 and 2003, in light of the level of gross charge-offs recorded in subsequent periods.

3. Please tell us how you defined non-performing credit card loans as of December 31, 2003 and December 31, 2004.

Note 15 - Goodwill and Other Intangible Assets, page F-32

4. We note that no credit card goodwill impairment loss was recorded during the year ended December 31, 2003. We also note on page F-39, that you reported a net loss for your credit card operations segment for this same period. Please explain how you determined that no goodwill impairment loss should be recorded as a result of this net loss.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Associate Chief
Accountant



cc:	Via U.S Mail and Facsimile 011-852-2160-1001
      Mr. Yong Lee, Esq.
      Cleary, Gottlieb, Steen & Hamilton LLP
      Bank of China Tower
      One Garden Road
      Hong Kong
??

??

??

??

Edward Choi
Kookmin Bank
September 14, 2005
Page 1